

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

Paul Raymond
Chief Executive Officer
Alithya Group Inc.
700 De La Gauchetière
Street West, Suite 2400
Montréal, QC, Canada
H3B 5M2

      Re: 9374-8572 Quebec Inc.
          Draft Registration Statement on Form F-4
          Submitted May 30, 2018
          CIK No. 0001734520

Dear Mr. Raymond:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed on Form F-4 on May 30, 2018

Recommendations of Edgewater's Board of Directors: Edgewater's Reasons for the Merger, page 60

1.   Please explain the impact, if any, of the Oracle EPM business and outlook on Edgewater's financial performance. On page 60, you state that the increasing competitive burdens and constraints facing Edgewater, specifically Edgewater's Oracle EPM business in light of Oracle ecosystem developments, as a factor considered by the board for the transaction.

We also note your discussion of Mr. Rutherford's concern regarding the recent financial performance of the Edgewater Ranzal business unit on page 58.

Opinion of Edgewater's Financial Advisor, page 66

2.   Please provide a more detailed discussion of the Expected Synergies and whether management of Alithya or Edgewater provided specific quantitative projections related to these Expected Synergies.

3.   Please clarify whether William Blair considered in any of its analyses the special dividend payment of $20.5 million or the loss of voting power for Edgewater stockholders due to the multiple voting shares to be issued to certain shareholders of Alithya.

Security Ownership of Certain Beneficial Owners and Management, page 76

4.   In light of Alithya's director Ghyslain Rivard's indirect majority ownership of and control of Services informatiques MixMédia inc., along with the power to direct investments and/or power to vote its securities, please advise us why the shares of this entity are not included in the Directors and Executive Officers as a Group line in the chart on page 78.

Merger Consideration to Edgewater Stockholders; Special Dividend for Edgewater Stockholders, page 101

5.   Prior to the merger transactions, Edgewater will declare a $20.5 million special dividend for Edgewater's stockholders to be paid within 10 days following the closing of the transactions. Please clarify the source of funding for the special dividend. It appears that neither Edgewater nor Alithya have sufficient cash currently to pay the special dividend.

Representations and Warranties, page 103

6.   You reference a fairness opinion from Alithya's financial advisor as a representation and warranty on page 104. Please advise us whether Alithya received a fairness opinion and, if so, please describe the substance of this fairness opinion.

7.   Please revise your list of representations and warranties on pages 104 to 106 to describe the material terms of each item rather than providing a summary list.

The Arrangement Agreement
Conditions to the Completion of the Merger and the Arrangement, page 118

8.   You disclose that one of the conditions to the transaction is that both Alithya and Edgewater must receive a tax opinion that New Alithya will not be treated as a domestic corporation under Section 7874(b) of the Internal Revenue Code. Please advise us whether you will file these opinions under Item 601(b)(8) of the Regulation S-K or any other tax opinions regarding material consequences to investors as a result of the merger

transactions and offering. We note there are no tax opinions listed in your exhibit index.

Stockholder Advisory Vote on Certain Compensatory Arrangements, page 125

9.   Please revise to specify the merger-related compensation that are being voted on in this proposal or clarify you mean the entire "The Merger and the Arrangement-Interests of Certain Persons in the Merger" section. Further, please file the change-of-control agreements for Messrs. Rutherford and McNeice as exhibits.

Information About Alithya
Customers, page 148

10.   Please provide a description of the Alithya agreements with its top three customers, which have generated more than 10% of Alithya's total revenue individually and 53% collectively for the year ended March 31, 2017. Further, please provide a description of these top three customers, including any related party relationships. You state on page F-38 that C$45.3 million of Alithya's fiscal year 2017 total revenue is attributable to shareholders that exercise significant influence over Alithya.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alithya
Factors Influencing Alithya's Results of Operations, page 156

11.   Please provide further details regarding the nature of your revenues across the services that Alithya provides, such as Oracle solutions, Microsoft Solutions, Hiring Solutions and other material lines of business to the extent material.

12.   You indicate that Alithya manages the activities of its professionals and closely monitors engagement schedules and staffing requirements, noting rapid fluctuations could have a short-term impact on utilization of its professionals. Please clarify if Alithya's management has any key metrics that it uses to evaluate its business that addresses the utilization or chargeability of professionals. For instance, Edgewater provides measures such as annualized service revenue per billable consultant and billable consultant utilization in its Form 10-K for the fiscal year ended December 31, 2017.

Non-IFRS Measures, page 157

13.   We note your disclosure of "Revenue Net of Payrolling." Please clarify further for us what this measure represents and revise to further explain why management believes it is useful information to investors.

Contractual Obligations, page 163

14.   Please include your long-term debt in your contractual obligations table and describe the terms of your material long-term debt agreements.

Information About Edgewater
Overview, page 171

15.   You disclose that Edgewater is now exploring divestiture opportunities for its consulting business. Please provide disclosure to describe the size and scope of the consulting business, such as revenues, number of consultants, or any other appropriate measurement. Further, where appropriate, please clarify any discussions with Alithya management or its advisors regarding any plans for divestiture of the Edgewater consulting business.

Information About New Alithya
Directors and Senior Management of New Alithya, page 179

16.   On page 185, you disclose that New Alithya expects its board of directors will meet the majority of independent directors requirement of Nasdaq's marketplace rules. In light of the concentration of voting power of New Alithya held by current Alithya management, please clarify the applicability of the Nasdaq's controlled company exemption and whether New Alithya will avail themselves of any such exemptions related to corporate governance. Similarly, please clarify whether New Alithya will avail themselves of any foreign issuer or transitional exemptions for new issuers to Nasdaq's corporate governance rules.

Compensation of Directors and Senior Management of New Alithya, page 184

17.   You state on page 102 that the Edgewater equity incentive plan, Edgewater's employee stock purchase program, the Alithya stock option plan, and the Althiya employee share purchase plan will all be canceled at the close of the merger transactions. These plans will be replaced by a new equity compensation plan for directors and executive officers and new employee stock purchase plan that will be finalized shortly prior to or after the close of the merger transactions. Please provide a narrative description of these prospective compensation plans.

General

18.   It appears that, as a result of the transaction, New Alithya will become a successor issuer to Edgewater as provided in Rule 12g-3(a) under the Exchange Act and, as a result, may not qualify as an emerging growth company after the transaction. Please provide appropriate risk factor disclosure in the filing. Alternatively, provide us with your legal analysis regarding why New Alithya would continue to qualify as an emerging growth company and whether New Alithya will succeed to Edgewater´s reporting obligations under Section 12(g) of the Exchange Act. See Exchange Act Rule 12g-3, and for guidance, refer to Question 24 of the Division of Corporation Finance´s Generally Applicable Questions on Title I of the JOBS Act.

19.   We note that holders of approximately 17% of the outstanding shares of Edgewater common stock and approximately 79% of the voting power of the outstanding Alithya

shares entered into support agreements to vote in favor of the transaction. The execution of lock-up agreements may constitute agreements of sale under the Securities Act such that the registration of the shares may not be appropriate. Please provide a legal analysis why you believe that an offer and sale did not commence at the time of the negotiation and execution of the support agreements. Please refer generally to Compliance and Disclosure Interpretation 139.30 in the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Jason Comerford, Esq.